Inhibikase Therapeutics, Inc.

3350 Riverwood Parkway SE, Suite 1900

Atlanta, GA 30339

February 3, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Daniel Crawford

Re:	Inhibikase Therapeutics, Inc.

Registration Statement on Form S-1

Filed February 2, 2023

File No. 333-269521

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inhibikase Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-269521) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective on Tuesday, February 7, 2023, at 3:00 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Merrill M. Kraines, Esq. at (212) 547-5616 or Todd Kornfeld, Esq. at (212) 547-5890 of McDermott Will & Emery LLP.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

INHIBIKASE THERAPEUTICS, INC.

By:	/s/ Milton H. Werner
Name: Milton H. Werner, Ph.D.
Title: President and Chief Executive Officer

cc:	Merrill M. Kraines, McDermott Will & Emery LLP
Todd Kornfeld, McDermott Will & Emery LLP